FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2010

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

January 18, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX stakes additional 139 claims at Table Top gold project in Nevada; Kokanee to drill MAX’s Diamond Peak gold/zinc project in 2010

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has staked an additional 139 claims (2,780 acres) at its Table Top gold project in Humboldt County, Nevada, where a 16 hole core drill program is being permitted for early 2010.  The Table Top property originally consisted of 32 claims (640 acres) located 10 miles west of the town of Winnemucca, Nevada, just off of Interstate 80.

The Table Top area is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc. (TSX, NYSE Amex: FRG) just 8 miles to the north and the Goldbanks gold occurrence located 37 miles to the south..  All of these properties, including Table Top, are located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.   The additional claims staked by MAX now cover all prospective land available between Table Top and Sandman, where Newmont can earn a 60% interest by spending $23 Million on exploration and advancing  the project to a production decision by June 2011.   Maps showing the Kings River Rift and the new claims staked by MAX are now available on our web site at www.maxresource.com.

MAX has been able to obtain a nearly complete set of geophysical, geological and geochemical data from previous companies that worked on Table Top and land to the north.  During the 1980's Gold Fields, Meridian Minerals, Homestake, Santa Fe Mining and others conducted exploration on and around the Table Top property.  A limited exploration program by Goldfields consisting of only ten reverse circulation drill holes was conducted to test anomalous, up to 1.1 grams per tonne (“g/t”), gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine angle drill holes, which were wide-spaced (75-300 meters apart), contained little of significance. A follow up analysis showed that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.   MAX intends to test this theory during drilling, which will be undertaken as soon as weather permits in 2010, following receipt of the necessary permits.

Clancy Wendt, VP Exploration states “We have acquired additional date on Table Top and the new claims that we have staked to the north will be tested using much of this new information. Also, having reviewed the work reported by Newmont/Fronteer to the north of our project at Sandman, we have a better understanding of the mineralizing systems in the area, especially in the area of rock type and mineralization seen at the surface.”

Kokanee to drill MAX’s Diamond Peak gold-zinc project in 2010

Kokanee Minerals Inc. (TSX.V: KOK) has advised MAX that it intends to conduct a seven hole drill program at the Company’s Diamond Peak gold/zinc project in Nevada during 2010.  Pursuant to a May 2006 option agreement, Kokanee can earn a 51% interest in the Diamond Peak project by spending US$1 Million on exploration, reimbursing all lease payments and issuing 600,000 shares to MAX.

The Diamond Peak project consists of 38 claims located 32 miles north of Eureka, Nevada in the Carlin Trend.  Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.  Drilling conducted by MK Gold in 1999 intercepted 5 feet of 1.93 g/t Au in hole DV 99-5, 5 feet of 2.08 g/t Au in hole DV 99-4 and 11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation (hole DV 99-15).

During 2010, MAX intends to focus its efforts and cash resources (approximately $3 Million) on exploration for gold at its three gold projects in Nevada, (Table Top, East Manhattan Wash and Diamond Peak) and its Crowsnest gold project in B.C., where MAX drilled 6.1 meters of 19.67 g/t gold in October 2009.  To conserve cash, MAX has rationalized its property portfolio by dropping exploration projects where the continued costs of maintaining and advancing these projects can not currently be justified due to low commodity price, lack of infrastructure and the resultant high exploration costs, or ongoing permitting difficulties.  These properties include the NuStar uranium project on the Colorado Strip in Arizona, the MacInnis Lake uranium project in the Northwest Territories of Canada and the Gold Hill molybdenum project in Central Alaska.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  We are currently focused on gold, with three gold properties in Nevada and one in British Columbia.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  February 3, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director